UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2017

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
EFSC Incentive Savings Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the EFSC Incentive Savings Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (Held at Year End) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Plan's auditor since 2013.

St. Louis, Missouri
June 15, 2018

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets:
Cash	$20	$—

Investments, at fair value:
Mutual funds	31,701,569	22,818,280
Collective trust funds	26,088,521	18,693,697
Common stock fund	5,627,054	4,151,770
Total Investments, at fair value	63,417,144	45,663,747

Receivables:
Notes receivable from participants	758,986	591,941
Employee contributions receivable	117,277	92,485
Employer matching contributions	903,468	720,280
Total Receivables	1,779,731	1,404,706

Net Assets Available For Benefits	$65,196,895	$47,068,453

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2017	2016
Additions:
Salary deferral and Participant Roth contributions	$3,442,223	$3,129,541
Employer matching contributions, net of forfeitures	2,022,661	1,735,357
Rollover contributions	1,240,114	413,239
Total Contributions	6,704,998	5,278,137
Other Income	24,982	—
Total Additions	6,729,980	5,278,137

Deductions:
Benefits paid to participants	4,777,972	2,552,511
Administrative expenses	12,676	10,668
Total Deductions	4,790,648	2,563,179

Investment Income:
Net change in fair value of investments	6,304,834	4,076,411
Dividend income	1,651,613	882,578
Total Investment Income	7,956,447	4,958,989

Interest income on notes receivable from participants	31,455	20,161

Net Increase	9,927,234	7,694,108

Transfers:
Transfer In - Eagle Acquisition	8,201,208	—

Net Assets Available For Benefits - Beginning Of Year	47,068,453	39,374,345

Net Assets Available For Benefits - End Of Year	$65,196,895	$47,068,453

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN

The following description of the EFSC Incentive Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp ("EFSC") and its wholly owned subsidiary Enterprise Bank & Trust ("Enterprise"), who are not seasonal or leased employees, and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp. The Plan Trustee is Charles Schwab Bank. The committee responsible for governance over the Plan is the Enterprise Bank Incentive Savings Plan Trustee Committee, which is comprised of six employees of Enterprise.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. The Plan also allows participants to contribute to an account that accepts Roth after-tax contributions. In 2017 and 2016, a participant could contribute between $0 and $18,000 in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. The maximum catch-up contribution was $6,000 in 2017 and 2016.

Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Compensation Committee of the Board of Directors of EFSC. Enterprise will match 50% of the first 6% deferred of eligible earnings on a pay period basis with an additional discretionary match contribution made after the close of the plan year. The amount of the Company’s discretionary contribution will be determined at the end of each plan year based upon the Company’s performance.  Participants are eligible for the discretionary Company Match if they work 1,000 hours during the year and are employed on December 31st of the respective plan year. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

The Plan allows for an automatic salary deferral feature for new participants. New employees are automatically enrolled at 3%, unless an alternative amount or an election to not defer under the Plan occurs by the participant. Annually on March 1, deferrals for participants who were automatically enrolled at 3% are increased 1% per year, up to a maximum of 10%, unless an alternative deferral amount or election to not defer is made by the participant.

Transfers
EFSC acquired Jefferson County Bancshares and its wholly owned subsidiary, Eagle Bank and Trust Company of Missouri ("Eagle") on February 10, 2017. On August 17, 2017, the Eagle Bank and Trust Company 401(k) Plan ("the Eagle Plan") was legally merged with the Plan. The Eagle employees became eligible to participate in the Plan on August 15, 2017. The assets of the Eagle Plan were completely merged with the assets of the Plan on November 14, 2017. The amount transferred of $8.2 million is shown in the Transfers In line on the 2017 Statement of Changes in Net Assets Available for Benefits.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest in employer matching contributions according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, or upon total and permanent disability or death.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the Plan's earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Plan's investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company ("the Custodian").

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive a lump-sum distribution equal to the participant's vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $84,986 and $54,793 for the years ended December 31, 2017 and 2016, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Note receivable terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant's account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise.

NOTE 2 - SUBSEQUENT EVENTS

Effective January 1, 2018 the Company began matching 100% of the first 6% of employee contributions on a per-pay-period basis. Additionally, the matching dollars will vest over a three-year period versus the previous five-year period. Participants vest in employer matching contributions according to a three-year graded schedule and are 33.3% vested after one year of service and 100% vested after three years of service.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 4 and Note 5 for further discussion on fair value measurements.

The EFSC Common Stock Fund ("the Fund") is tracked on a unitized basis. The Fund consists primarily of EFSC common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund's daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2017 and 2016, 272,384 and 212,615 units were outstanding with a value of approximately $20.66 and $19.53 per unit, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Plan Sponsor. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

•	Level 2 Inputs - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC). The funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Collective trust funds - Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when its determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

•
Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2017 and 2016.

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Total mutual funds	$31,701,569	$—	$—	$31,701,569
Total collective trust funds*	—	—	—	26,088,521
Total common stock fund	—	5,627,054	—	5,627,054
Total investments, at fair value	$31,701,569	$5,627,054	$—	$63,417,144

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Total mutual funds	$22,818,280	$—	$—	$22,818,280
Total collective trust funds*	—	—	—	18,693,697
Total common stock fund	—	4,151,770	—	4,151,770
Total investments, at fair value	$22,818,280	$4,151,770	$—	$45,663,747

*In accordance with ASU 2015-07, certain investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 5 - INVESTMENTS MEASURED USING NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017, and 2016, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2017	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
Wells Fargo Stable Value Fund	$3,025,082	n/a	Daily	12 months
Federated Capital Preservation Fund - IP	477,460	n/a	Daily	12 months
Schwab Indexed Retirement Trust 2010 Fund Class III	324,408	n/a	Daily	none
Schwab Indexed Retirement Trust 2015 Fund Class III	310,301	n/a	Daily	none
Schwab Indexed Retirement Trust 2020 Fund Class III	4,258,040	n/a	Daily	none
Schwab Indexed Retirement Trust 2025 Fund Class III	199,064	n/a	Daily	none
Schwab Indexed Retirement Trust 2030 Fund Class III	2,994,911	n/a	Daily	none
Schwab Indexed Retirement Trust 2035 Fund Class III	324,412	n/a	Daily	none
Schwab Indexed Retirement Trust 2040 Fund Class III	3,197,999	n/a	Daily	none
Schwab Indexed Retirement Trust 2045 Fund Class III	384,272	n/a	Daily	none
Schwab Indexed Retirement Trust 2050 Fund Class III	1,416,278	n/a	Daily	none
Schwab Indexed Retirement Trust 2055 Fund Class III	76,735	n/a	Daily	none
Schwab Indexed Retirement Trust 2060 Fund Class III	165,521	n/a	Daily	none
SSGA S&P 500	8,934,038	n/a	Daily	none
	$26,088,521

December 31, 2016	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
Wells Fargo Stable Value Fund	$3,223,051	n/a	Daily	12 months
Schwab Indexed Retirement Trust 2010 Fund Class III	276,260	n/a	Daily	none
Schwab Indexed Retirement Trust 2015 Fund Class III	264,076	n/a	Daily	none
Schwab Indexed Retirement Trust 2020 Fund Class III	2,547,993	n/a	Daily	none
Schwab Indexed Retirement Trust 2025 Fund Class III	6,610	n/a	Daily	none
Schwab Indexed Retirement Trust 2030 Fund Class III	2,202,009	n/a	Daily	none
Schwab Indexed Retirement Trust 2035 Fund Class III	35,497	n/a	Daily	none
Schwab Indexed Retirement Trust 2040 Fund Class III	2,271,701	n/a	Daily	none
Schwab Indexed Retirement Trust 2045 Fund Class III	33,588	n/a	Daily	none
Schwab Indexed Retirement Trust 2050 Fund Class III	862,577	n/a	Daily	none
Schwab Indexed Retirement Trust 2055 Fund Class III	15,836	n/a	Daily	none
SSGA S&P 500	6,954,499	n/a	Daily	none
	$18,693,697

NOTE 6 - PLAN TERMINATION

Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. EFSC may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant's interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 7 - INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC ("RPS"). The prototype plan Sponsor amended and restated the Plan effective January 1, 2016 to bring the plan into compliance with the Pension Protection Act of 2006 ("PPA") and other legislative regulatory changes. RPS received an opinion letter from the Internal Revenue Service ("IRS"), dated March 31, 2014, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code ("IRC"). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 - TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of collective trusts managed by Charles Schwab. Charles Schwab is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investments, rather than a direct payment. In 2017 and 2016, the Plan made a direct payment to the third party administrator of $12,676 and $10,668, respectively.

During 2017 and 2016, the Plan purchased 71,680 and 26,020 EFSC common shares, respectively. The Plan also sold or distributed a total of 45,140 and 9,170 EFSC common shares, during 2017 and 2016, respectively. All shares were bought or sold on the open market.

EFSC owns a 10% membership interest in Retirement Plan Services, the Plan's third-party recordkeeper.

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, interest rate, collateral, and par or maturity value	Cost*	Current Value
Cash		$20	$20

Mutual funds:
American Funds EuroPacific Growth Fund R6		*	3,623,023
CRM Mid Cap Value Fund Institutional		*	2,072,736
DFA Emerging Markets		*	1,038,509
DFA Global Real Estate		*	867,025
DFA International Small Cap		*	1,422,258
DFA US Small Cap		*	3,914,523
Dodge & Cox Income		*	3,338,302
Dodge & Cox Stock Fund		*	5,912,913
Prudential Jennison Mid-Cap Growth Fund, Inc.		*	1,940,327
Vanguard Life Moderate Growth		*	3,489,170
Vanguard Life Growth		*	1,599,262
Vanguard Life Income		*	1,431,121
Vanguard Life Con		*	848,574
Vanguard Mid Cap		*	203,826
		*	31,701,569
Collective trust funds:
Federated Capital Preservation Fund - IP		*	477,460
Wells Fargo Stable Value Fund		*	3,025,082
Schwab Indexed Retirement Trust 2010 Fund Class III**		*	324,408
Schwab Indexed Retirement Trust 2015 Fund Class III**		*	310,301
Schwab Indexed Retirement Trust 2020 Fund Class III**		*	4,258,040
Schwab Indexed Retirement Trust 2025 Fund Class III**		*	199,064
Schwab Indexed Retirement Trust 2030 Fund Class III**		*	2,994,911
Schwab Indexed Retirement Trust 2035 Fund Class III**		*	324,412
Schwab Indexed Retirement Trust 2040 Fund Class III**		*	3,197,999
Schwab Indexed Retirement Trust 2045 Fund Class III**		*	384,272
Schwab Indexed Retirement Trust 2050 Fund Class III**		*	1,416,278
Schwab Indexed Retirement Trust 2055 Fund Class III**		*	76,735
Schwab Indexed Retirement Trust 2060 Fund Class III**		*	165,521
SSGA S&P 500		*	8,934,038
		*	26,088,521
Common stock fund:
EFSC Common Stock Fund**		*	5,627,054

Notes receivable from participants**	Interest rates ranging from 4.25% to 5.25%; Due at various dates through 2047	—	758,986
Total			$64,176,150
*Historical cost information has been omitted as these investments are participant-directed.
**Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2018                        EFSC Incentive Savings Plan

/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President & Controller
Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Brown Smith Wallace, LLP